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                                 Exhibit (a)(5)


                                  NEWS RELEASE

THE HALLWOOD GROUP INCORPORATED                 HALLWOOD ENERGY CORPORATION
3710 Rawlins, Suite 1500                        4582 South Ulster St. Parkway
Dallas, TX 75219                                Post Office Box 80237
                                                Denver, CO 80237

Contact:

Mary Doyle                                      Mary Brook
Investor Relations                              (303) 850-7373
(214) 528-5588

For Immediate Release

         Dallas, Texas, September 9, 1996. The Hallwood Group Incorporated (NYSE:HWG) and Hallwood Energy Corporation (NMS:HWEC) announced today that the Board of Directors of Hallwood Energy, upon the recommendation of the previously appointed special committee of independent directors, has accepted in principle the offer of Hallwood Group to effect a combination of Hallwood Energy and Hallwood Group in which the minority shareholders of Hallwood Energy would receive cash in the amount of $19.50 per share for each share of Hallwood Energy they hold as of the record date. The agreement is subject to, among other things, the determination of the structure of the combination and the execution by both companies of a definitive agreement.

         Hallwood Group owns approximately 82% of the issued and outstanding stock of Hallwood Energy. It is anticipated that the completion of the transaction will be conditioned on the approval of the holders of a majority of the shares of Hallwood Energy not currently held by Hallwood Group. It is the intention of the companies to complete the transaction before the end of the year.




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